UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Attunity Ltd.

(Name of Issuer)

Ordinary Shares (par value NIS 0.10 per share)

(Title of Class of Securities)

M15332105

(CUSIP Number)

Dror Harel-Elkayam
CFO & Secretary
Attunity Ltd.
Kfar Netter Industrial Park , Kfar Netter , 40593 , Israel
 +972- 9-899-3010

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required  on the  remainder  of this  cover  page shall not be deemed to be  "filed"  for the  purpose  of Section 18 of the  Securities  Exchange  Act of 1934 (the "Act") or  otherwise subject  to the  liabilities  of that  section of the Act but shall be subject to all other  provisions  of the Act  (however,  see the Notes).

SCHEDULE 13D

CUSIP No. M15332105

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ron Zuckerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,293,579 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,293,579 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,293,579 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.64% (1)
14	TYPE OF REPORTING PERSON* IN

(1)  See Item 5.
(2)  See Items 4 and 5.

EXPLANATORY NOTE

This Amendment No. 9 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on January 9, 2004, and amended on June 6, 2004, January 3, 2006, March 9, 2006, November 6, 2006, March 1, 2007, January 26, 2009, June 8, 2009 and March 1, 2011 (together with all amendments, the “Schedule 13D”) by filings made by Ron Zuckerman (the "Reporting Person"), Shimon Alon and Aki Ratner in respect of the Ordinary Shares, par value NIS 0.10 each (“Ordinary Shares”), of Attunity Ltd., an Israeli company (the “Issuer”).

The Schedule 13D was previously filed jointly by Messrs. Alon, Zuckerman and Ratner. This Amendment No. 9 is being filed individually by the Reporting Person to report a change in his beneficial ownership of more than one percent (1%). A separate Schedule 13D is being filed by Mr. Alon.

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

See Item 4, which is incorporated by reference herein.

Item 4.   Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented, as follows:

On September 19, 2011, the Issuer completed its previously announced acquisition of RepliWeb Inc. As a result of the closing of said transaction, and in accordance with the terms of the Notes, the conversion price of the Notes was adjusted to $0.62 per share (rather than $1.25 per share), such that the Notes owned by the Reporting Person became convertible into 593,548 Ordinary Shares (rather than 294,400 Ordinary Shares).

On December 31, 2011, the Reporting Person agreed to immediately convert all of his Notes into Ordinary Shares pursuant to the terms of an offer made by the Company to the holders of the Notes (including the Reporting Person) (the "Prepayment Offer"), the key terms of which are as follows:

●	the conversion ratio of that portion of the Notes being converted was increased, reflecting a reduction of the conversion price of the Notes from $0.62 to $0.50 per share;

●
each Note holder is entitled to payment, in cash or in additional Ordinary Shares (based on the new conversion ratio), of the interest payment due on the Notes in 2012 (in a total amount of approximately $0.1 million for all Notes) plus accrued and unpaid interest for 2011 (in a total amount of approximately $0.2 million for all Notes) (together, the "Interest Payments"); and

●	the Prepayment Offer expires on January 31, 2012.

As described above, the Reporting Person has elected to immediately convert all of his Notes into a total of 736,000 Ordinary Shares. In connection therewith, he also exercised his existing Rights to acquire 157,628 additional Ordinary Shares at $0.12 per share, which exercise price was offset from the Interest Payments due to the Reporting Person.  The balance of $53,555 out of the Interest Payment will be paid in cash to the Reporting Person in accordance with the Prepayment Offer.

In addition, as a result of the exercise of the Rights and in accordance with the terms thereof, the Issuer issued the Reporting Person a Warrant (the "Note Warrant"), exercisable for three years, to purchase up to 78,814 Ordinary Shares at an exercise price of $0.12 per share.

Altogether (excluding the Ordinary Shares underlying the Note Warrant), the Reporting Person acquired on December 31, 2011 a total of 893,628 Ordinary Shares, or 2.2% of the outstanding shares of the Issuer (on a post-issuance basis).

The foregoing description of the Prepayment Offer and the Note Warrant is only a summary and is subject to, and qualified in its entirety by the full text of the Prepayment Offer and Note Warrant, forms of which are filed as exhibits hereto.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information given herein below is based on 41,375,711 Ordinary Shares outstanding as of March 1, 2012.

(a) and (b)

Mr. Zuckerman beneficially owns, and has the sole power to vote and dispose of, a total of 3,293,579  Ordinary Shares consisting of (i) 2,507,700  Ordinary Shares, (ii) a 2006 Warrant to purchase 110,400 Ordinary Shares, exercisable at an exercise price of $0.12 per share, (iii) options, exercisable within 60 days, to purchase 100,000 Ordinary Shares at an exercise price per share ranging from $0.08 to $2.42 per share, (iv) 2009 Warrants to purchase 977,632 Ordinary Shares, exercisable at an exercise price of $0.12 per share, and (v) Note Warrants to purchase up to 78,814 Ordinary Shares, exercisable at an exercise price of $0.12 per share. The 3,293,579 Ordinary Shares beneficially owned by Mr. Zuckerman represent approximately 7.64% of the issued and outstanding Ordinary Shares of the Issuer.

Bonale Foundation is a trust for the benefit of persons related to Mr. Zuckerman. It holds 1,121,933 Ordinary Shares and 560,966 Ordinary Shares issuable upon exercise of the 2009 Warrants, exercisable at an exercise price of $0.12 per share (collectively, the "Bonale Shares"), which, collectively, represent approximately 4.03% of the issued and outstanding Ordinary Shares of the Issuer. Mr. Zuckerman does not direct the management of Bonale Foundation, its investment or voting decisions and disclaims beneficial ownership of the Bonale Shares.

(c)               Other than as described in Item 4 above, the Reporting Person has not effected any transactions in the Ordinary Shares in the past 60 days.

(d), (e)         Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer

Item 4 is incorporated by reference herein.

Item 7.  Materials to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit Number	Description of Exhibit

1	[Reserved]
2	Loan Agreement, dated November 25, 2008 (incorporated by reference to Exhibit 99.2 from the Issuer’s Form 6-K filed with the SEC on November 26, 2008).
3	Fixed Charge Agreement, dated November 25, 2008 (incorporated by reference to Exhibit 99.3 from the Issuer’s Form 6-K filed with the SEC on November 26, 2008).
4	Floating Charge Agreement, dated November 25, 2008 (incorporated by reference to Exhibit 99.4 from the Issuer’s Form 6-K filed with the SEC on November 26, 2008).
5	Inter-creditor Agreement, dated November 25, 2008 (incorporated by reference to Exhibit 99.5 from the Issuer’s Form 6-K filed with the SEC on November 26, 2008).
6	Form of Convertible Promissory Note, dated April 2004 (incorporated by reference to Exhibit 4 to the Reporting Persons’ Schedule 13D/A filed with the SEC on June 16, 2004).
7	Form of Warrant, dated September 2006 (incorporated by reference to Exhibit 11 to the Reporting Persons’ Schedule 13D/A filed with the SEC on November 6, 2006).
8	Extension Agreement, dated January 7, 2009 (incorporated by reference to Exhibit 8 to the Reporting Persons’ Schedule 13D/A filed with the SEC on January 26, 2009).
9
Amendment to Loan Agreement, dated March 31, 2009 (incorporated by reference to Exhibit 4.9 to the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC on April 6, 2009).

10	Prospectus, dated April 10, 2009 (incorporated by reference to the Issuer’s Form 424B3 filed with the SEC on April 10, 2009).
11
Extension Agreement, dated March 23, 2010 (incorporated by reference to Exhibit 4.5 to the Issuer's Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on April 7, 2010).

12	Extension Agreement, effective December 31, 2010 (incorporated by reference to Exhibit 99.2 to the Issuer's Issuer’s Form 6-K filed with the SEC on February 2, 2011).
13	Form of Issuer's Prepayment Offer.*

14	Form of Note Warrant.*

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March13, 2012

/s/ Ron Zuckerman
Ron Zuckerman